November 18, 2024

Craig Sinfield-Hain
Chairman of the Board
Investcorp Europe Acquisition Corp I
Century Yard, Cricket Square
Elgin Avenue
P.O. Box 1111, George Town
Grand Cayman KY1-1102, Cayman Islands

       Re: Investcorp Europe Acquisition Corp I
           Preliminary Proxy Statement on Schedule 14A
           Filed November 6, 2024
           File No. 001-41161
Dear Craig Sinfield-Hain:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Emily Leitch